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                                               Filed pursuant to Rule 424(b)(3)
                                               Registration Statement 333-22401

AMENDMENT TO PROSPECTUS
(To Prospectus dated March 24, 1997)

                               3,489,301 Shares

                                 CHIREX INC.

                                 Common Stock

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                             RECENT DEVELOPMENTS

     On April 9, 1997, the Company announced the sale of its acetaminophen business, including related intellectual property, to the French pharmaceutical company, Rhone-Poulenc Chimie S.A. ("RPC") pursuant to an Asset Purchase Agreement between the Company, ChiRex Ltd. and RPC dated April 2, 1997 (the "APAP Agreement"). Under the terms of the APAP Agreement, the Company will continue to manufacture acetaminophen (also known as paracetamol or APAP) for RPC pursuant to a Supply Agreement for a period to effect a seamless transfer of customers. In addition, the parties are seriously exploring opportunities to develop a partnership whereby the Company and RPC will jointly develop and the Company will manufacture intermediate and active ingredients for RPC.

     In connection with the sale, the Company expects to receive total net proceeds of $6.3 million, of which $4.1 million has been received, with the balance being paid over three years subject to certain conditions. The Company will record a second quarter charge of $4.4 million (approximately 5.0% of networth) or $0.39 per share in connection with the sale including: (i) a net asset write-off of $5.6 million, (ii) severance and restructuring of $3.1 million offset by, (iii) net after-tax proceeds of $4.2 million.

     On April 11, 1997, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission relating to the disposition of its acetaminophen business.

     The date of this Amendment to Prospectus is April 25, 1997.